

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2021

Sanjeev Goel
Chief Executive Officer
Cartica Acquisition Corp
1775 I Street NW, Suite 910
Washington, D.C. 20006

> **Re: Cartica Acquisition Corp**
> **Registration Statement on Form S-1**
> **Filed November 16, 2021**
> **File No. 333-261094**

Dear Mr. Goel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed November 16, 2021

Cover Page

1. We note the disclosure on the cover page regarding the ability to extend the time period to complete the initial business combination under either of the two, three-month extension periods. Please revise your cover page to disclose that public shareholders will not be entitled to vote or redeem their shares in connection with these extension periods.

2. Please revise the cover page to state that the company may be considered a controlled company after the offering.

Summary

Expressions of Interest, page 14

3.   We note that you have received indications of interest from your anchor investors to purchase up to an aggregate of 9.9% of the units in this offering. However, your disclosure on page 14 indicates that the anchor investors could ultimately determine to purchase more than an aggregate of 9.9% of the units in the offering. Please clarify whether there is a cap on the maximum amount of units that the anchor investors can purchase in this offering, and if so, please disclose the cap.

Ability to extend time to complete business combination, page 14

4.   We note your disclosure that your sponsor may extend the period of time to consummate the initial business combination up to two times, subject to the sponsor depositing into the trust account additional funds of $2,000,000 for each of the available three-month extensions, for a total payment of up to $4,000,000. We also note your disclosure that any such payments would be made in the form of non-interest bearing loans, and that if you do not complete a business combination, you will repay such loans only from funds held outside of the trust account. However, it does not appear from your disclosure in your Use of Proceeds section that funds would be available outside of the trust account to cover the payment of such loans. Please revise to address any related potential conflicts of interest, such as with respect to identifying and selecting a target business combination.

Principal Shareholders, page 124

5.   Please revise footnote (2) to the beneficial ownership table to disclose the collective percentage ownership that will be owned by the anchor investors assuming they purchase the full amount that may be allocated to them.

General

6.   We note that your revised form of amended and restated memorandum and articles of association includes an exception to the requirement that the company not redeem public shares that would cause the company's net tangible assets to be less than $5,000,001. Please provide us with your legal analysis as to why it is appropriate to permit this exception to the requirement that you have net tangible assets of at least $5,000,001. Please tell us what other risk factors you propose to include in the prospectus if you include this exception, such as it resulting in increased risks that your stock will be delisted, you will have to comply with Rule 419, and you will become a less attractive potential merger partner in a competitive market for merger targets, as well as the risks associated with such an exception being an unusual inclusion in a SPAC's constituent documents. Please also tell us how you intend to reconcile your disclosure that you will retain net tangible assets of not less than $5,000,001 "so that [you] do not then become subject to the SEC's 'penny stock' rules" with your disclosure that you may be delisted if you are not able to meet Nasdaq's listing requirements "especially if there are a significant

number of redemptions in connection with [y]our initial business combination."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Richard Baumann